

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2012

Via e-mail
Mr. Scott Behrens
Senior VP & Chief Financial Officer
ACI Worldwide, Inc.
120 Broadway, Suite 3350
New York, New York 10271

> **Re:** **ACI Worldwide, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 22, 2012**
> **File No. 00-25346**

Dear Mr. Behrens:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Income Taxes, page 33

1. We note from your disclosure that the effective tax rate for the year ended December 31, 2011 was positively impacted by the release of a $3.1 million liability due to the expiration of a contractual obligation related to the transfer of certain intellectual property rights from the United States to non-United States entities. Please clarify the nature of this liability and the authoritative literature you have followed in accounting for this liability.

Critical Accounting Policies

Intangible Assets and Goodwill, page 40

2.   To the extent each of your reporting unit's estimated fair value is not substantially in excess of the carrying value and is potentially at risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following:

- the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;
- discuss of the degree of uncertainty associated with the key assumptions; and
- describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value;

If you have determined that the estimated fair value substantially exceeds the carrying value for your reporting unit, please disclose this determination.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition for Arrangements with Multiple Deliverables, page 56

3.   We note from your disclosure that your implementation and setup services do not qualify as separate units of accounting from the hosting service and that the total arrangement consideration allocated to each unit of accounting is recognized over the respective service period. Please clarify whether your implementation and setup service fees are recognized over the longer of the estimated customer relationship or the initial contract period and tell us the factors considered in determining the period over which you recognize such revenues. We refer you to footnote 39 of SAB Topic 13.A.3. Further, if these fees are recognized over the estimated customer relationship, tell how you determined the amount of the arrangement consideration to allocate to each of the setup fees and hosting fees under these arrangements.

Goodwill and Other Intangibles, page 58

4.   We note from your disclosure that recoverability of goodwill is measured using a discounted cash flow model. Please tell us how you considered the corporate overhead costs that are excluded from your measure of segment operating income (loss) presented in Note 12 in your discounted cash flow analysis, and tell us the basis for your determination.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or me at (202) 551-3499 if you have questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Dennis Byrnes, ACI Worldwide